Form 10-K, Exhibit 13
ELIZABETHTOWN WATER CO /NJ/; ETOWN CORP
filed 1995-03-29
CIK 32379, 764403

Exhibit 13


                        E'TOWN CORPORATION

Portion of the 1994 Annual Report to Shareholders which is incorporated by reference into this filing on Form 10-K for the year ended December 31, 1994.

                              INDEX


                                                       Page
                                                       ----
Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations            1

Consolidated Financial Statements                       11

Notes to Consolidated Financial Statements              17

Independent Auditors' Report                            47

Other Financial and Statistical Data                    48

Stock Price and Dividend Data                           49


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company) and E'town Properties, Inc. (Properties). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. Mount Holly contributed 3% of the Company's consolidated operating revenues for 1994. The following analysis sets forth significant events affecting the financial condition of E'town and Elizabethtown at December 31, 1994, and the results of operations for the years ended December 31, 1994 and 1993.

LIQUIDITY AND CAPITAL RESOURCES
Capital Expenditures Program

    Consolidated capital expenditures, primarily for water utility plant, were $70.1 million during 1994. Capital expenditures for the three-year period ending December 31, 1997, are estimated to be $ 171.5 million, of which $169.4 million is for utility plant ($149.5 million for Elizabethtown and $20.9 million for Mount Holly), $.6 million is for real estate-related expenditures and $.5 million is allocated to E'town's joint venture (see Economic Outlook-E'town). A major portion of the utilities' capital outlays will occur in the first 18 months of the three-year projection period as Elizabethtown and Mount Holly invest in new water treatment and water supply facilities, each as described below. After these projects are completed in mid-1996, the capital outlays for the utilities are expected to return to more normal levels.

Elizabethtown

     Elizabethtown's capital program includes the construction of a new water treatment plant, the Canal Road Water Treatment Plant (Plant), near Elizabethtown's existing plant. The Plant, which will have an initial rated production capacity of 40 million gallons per day and can be expanded to 200 million gallons per day, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination. Elizabethtown's construction program also includes additional mains and storage facilities necessary to serve existing and future customers.

     In April 1994, Elizabethtown executed a lump-sum contract for the construction of the Plant. The current estimated cost of the Plant is approximately $100 million, excluding an Allowance for Funds Used During Construction (AFUDC). The Company has expended $38.4 million, excluding AFUDC of $2.0 million, as of December 31, 1994 on the Plant. The project is proceeding on schedule, the construction contract remains on budget and the project is expected to be completed in mid-1996.

    In August 1993, the New Jersey Board of Public Utilities
(BPU) approved a stipulation (1993 Plant Stipulation) signed by
                          -1-

the Department of Ratepayer Advocate, the BPU staff and several of Elizabethtown's major wholesale customers, all of whom typically participate in Elizabethtown's rate cases. The 1993 Plant Stipulation states the Plant is necessary and the Company's estimate regarding the Plant's cost, at that time of $87 million, and construction period are reasonable. In April 1994, Elizabethtow-n notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant had increased. The 1993 Plant Stipulation authorizes Elizabethtown to levy a rate surcharge during the Plant's construction period if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the s-ame time as t-he Company's next base rate increase after the coverage ratio falls below 2.0 times. Also, the surcharge would remain in effect for 12 months and could be extended by the BPU for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in Elizabethtown's most recent base rate case. The authorized rate of return on Elizabethtown's common stockholder's equity is currently 11.5%.

    Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the 1993 Plant Stipulation, for the twelve months ended December 31, 1994 was 2.8 times, which is in excess of the 2.0 times trigger level for the rate surcharge authorized by the 1993 Plant Stipulation. Based upon current conditions, the Company expects its pre-tax interest coverage will remain above the 2.0 times trigger level through the completion of the Plant's construction and that the surcharge will not be required.

Mount Holly

    To assure an adequate supply of quality water from an aquifer serving parts of southern New Jersey, state legislation is requiring Mount Holly, as well as other suppliers obtaining water from designated portions of this aquifer, to reduce pumpage from its wells. Mount Holly has received preliminary approval from the New Jersey Department of Environmental Protection for its conceptual plan to develop a new water supply and treatment and transmission system necessary to obtain water outside the designated portion of the aquifer and to treat such water and pump it into the Mount Holly system. The current estimate of the cost of this project is $16.5 million. The land for the supply and treatment facilities has been purchased and test wells have been drilled and evaluated. Mount Holly expects to file for a rate increase, in two phases, in the second quarter of 1995 providing for rate relief for the entire project in the second phase.

CAPITAL RESOURCES

    During 1994, Elizabethtown, including Mount Holly, financed 24.1% of its capital expenditures from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of proceeds from capital contributions from E'town (funded by sale of its Common Stock) and short-term borrowings under the revolving credit agreement discussed below.
                        -2-
    For the three-year period ending December 31, 1997, Elizabethtown, including Mount Holly, estimates 30% of its capital expenditures will be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, long-term debentures, proceeds of tax-exempt New Jersey Economic Development Authority (NJEDA) bonds and short-term borrowings under the revolving credit agreement discussed below. The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects over the next three years, including the Plant. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA. The Company's senior debt is rated A3 and A by Moody's and Standard & Poor's, respectively.

   In May 1994, E'town issued 690,000 shares of common stock for net proceeds of $18.2 million. The net proceeds were used to fund an equity contribution to Elizabethtown of $16.0 million. This contribution has been used to partially fund Elizabethtown's construction program, the predominant portion of which relates to the Plant. The balance of the proceeds is being used to fund working capital requirements of the Corporation.
    In March 1994, Elizabethtown issued 120,000 shares of $100 par value, $5.90 Cumulative Preferred Stock for proceeds of $12.0 million at an effective rate of 7.37%. The proceeds were used to redeem $12.0 million of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1.0 million was paid from general Company funds.

    Elizabethtown has executed a committed revolving credit agreement (Agreement) with an agent bank and five additional banks to replace its uncommitted lines of credit. The Agreement provides up to $60 million in revolving short-term financing which, together with internal funds, proceeds of future issuances of debt and preferred stock and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's and Mount Holly's capital needs through 1997. The Agreement allows Elizabethtown to borrow, repay and reborrow up to $60 million during the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year fully amortizing term loan. The Agreement further provides that, among other covenants, Elizabethtown must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to
1. As of December 31, 1994, the ratio of Elizabethtown's common and preferred equ-i-ty to total capitalization was 50%. For the 12 months ended December 31, 1994 Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was
2.97 to 1. At December 31, 1994, Elizabethtown had borrowings outstanding of $23.0 million under the Agreement at interest rates from 5.6% to 6.4%, at a weighted average rate of 6.1%.

    During 1994, 273,159 shares of common stock were issued for proceeds of $7.1 million under E'town's Dividend Reinvestment and Stock Purchase Plan (DRP). The proceeds are used on an ongoing basis to make capital contributions to Elizabethtown to partially fund its capital program.
                           -3-
    During 1995, E'town Corporation expects to issue approximately 500,000 shares of common stock through a public offering in order to finance additional equity contributions to Elizabethtown to fund the Company's capital program, the predominant portion of which is the Plant.

    Also in 1995, Elizabethtown intends to issue approximately
$30 million of tax-exempt debentures through the NJEDA to repay balances outstanding under the revolving credit agreement incurred for qualified capital expenditures.

1993 and 1992

    In May 1993, E'town issued 575,000 shares of common stock for net proceeds of $16.6 million. The net proceeds were used to fund equity contributions to Elizabethtown of $11.0 million in May 1993 and $2.8 million in September 1993. Elizabethtown used a portion of such contributions to repay $7.0 million of short-term bank debt incurred for construction expenditures. E'town used $1.0 million of the proceeds to repay short-term bank debt previously incurred for working capital and invested the balance on a short-term basis.

    During 1993, E'town raised $6.0 million from the sale of common stock under its DRP. Such proceeds were used to fund equity contributions to Elizabethtown, primarily for Elizabethtown's capital expenditures.

    In August 1993, E'town, Properties and Elizabethtown sold three parcels of land totalling 260 acres to the Somerset County Park Commission for $3.4 million. Of the total proceeds, $2.2 million was used to fund an equity contribution to Elizabethtown and the remainder was, and continues to be, used to fund working capital requirements of the Corporation.

    In November 1993, Elizabethtown issued $50 million of 7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30 million of the Company's 8 5/8% Debentures due 2007 and $20 million of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2.7 million were paid from general Company funds.

    In April 1992, E'town issued 500,000 shares of common stock for net proceeds of $12.7 million. Proceeds of the issue funded an $11.0 million capital contribution to Elizabethtown, and the balance was used to repay E'town's short-term bank debt previously incurred to fund working capital. Also, E'town funded additional equity contributions of $4.2 million to Elizabethtown from E'town's DRP. During 1992, Elizabethtown issued $15 million of 8% Debentures to repay short-term bank debt, of which $9 million was incurred to repay Elizabethtown's 4 7/8% Debentures due February 1, 1992, and the remainder was incurred to finance construction expenditures.

RESULTS OF OPERATIONS

    Net Income for 1994 was $12.1 million or $1.95 per share on a primary basis as compared to $13.8 million or $2.59 per share for 1993. A return to more normal summer weather and water

                          -4-
consumption patterns, the combined effect of non-recurring gains in 1993 followed by non-recurring charges in 1994 and increases in operating and depreciation expenses since March 1993, when rates were last increased, all contributed to the decrease in net income between 1993 and 1994. Earnings per share in 1994 were further affected by an increase in shares outstanding.

    Net Income for 1993 was $13.8 million or $2.59 per share on a primary basis, as compared to $10.2 million or $2.21 per share for 1992. The increase in net income resulted from higher levels of outdoor water use due to abnormally hot and dry summer weather and the gain from the sale of land referred to above. Also, a rate increase received in March 1993 enabled Elizabethtown to cover higher levels of operating expenses in 1993 without adversely affecting net income. Summer water use in excess of what management believed to be normal contributed approximately $1.8 million or $.34 per share. The land sale produced an after-tax gain of $1.1 million or $.21 per share.

    Operating Revenues increased $2.0 million or 2.0% in 1994.
Of this increase, $1.2 million relates to a rate increase, effective March 1993. Sales to retail customers decreased by $.9 million, primarily due to a return to more normal weather patterns during the spring and summer months of 1994 compared to 1993. However, despite the return to more normal weather patterns, sales to other water systems and to large industrial customers increased by $.6 million and $.7 million, respectively. Due to normal growth within the service territory, fire service revenues increased by $.4 million.

    Operating Revenues increased $10.8 million or 12.1% in 1993. Of this increase, $4.8 million relates to the combined effect of the rate increases of $5.0 million and $4.0 million effective March 1993 and 1992, respectively. Also, sales to retail customers increased $3.8 million and sales to other water systems increased $1.2 million due to hot, dry summer weather.

    Operation Expenses increased by $2.1 million or 5.3%. The increase is due primarily to increased costs for labor, benefits, miscellaneous expenses and the unit cost of raw water purchased from the NJWSA, which is reflected in the PWAC, (see Note 10 to the Notes to Consolidated Financial Statements) in addition to the cost of chemicals to treat such water. Benefit costs increased due, primarily, to an increase in the actuarily calculated pension expense.

    Operation Expenses increased by $3.5 million or 9.9% in 1993 primarily due to increases in the quantity of power and raw water purchased to meet higher than normal summer loads. Also, the unit costs of power and purchased water increased, as did labor costs and the cost of medical and other benefits.

    Maintenance Expenses increased by $.9 million or 15.9% due to the effects of unusually harsh winter weather in the first quarter of 1994 in addition to an increased level of preventive maintenance at various operating facilities throughout the Company.

    Maintenance Expenses increased by an insignificant amount in 1993.
                             -5-
    Depreciation Expense increased $.6 million or 7.9% in 1994 and $.6 million or 9.5% in 1993 due to additional depreciable plant being placed in service during those periods.

    Revenue Taxes increased $.2 million or 2.0% in 1994 and $1.4 million or 12.8% in 1993 due to additional taxes on the higher revenues discussed above.

    Real Estate, Payroll and Other Taxes increased by $.1 million or 3.0% in 1994 due to increased payroll taxes resulting from labor cost increases. Real estate, payroll and other taxes increased $.2 million or 9.6% in 1993 also due to increased payroll taxes in addition to state income taxes resulting from the adoption of Statement of Financial Accounting Standards 109.

    Federal Income Taxes decreased $.2 million or 3.0% in 1994 and increased $1.7 million or 31.4% in 1993 due to the changes in the components of taxable income discussed herein. Offsetting the decrease in 1994 is $.1 million for the effect on federal income taxes of the tentative settlement with the Internal Revenue Service from an audit of the Corporation's tax returns (See Economic Outlook-E'town). The increase in 1993 also includes $.2 million due to a change in the federal statutory tax rate from 34% to 35%.

    Other Income decreased in total by $1.0 million in 1994. Included in this net decrease is a litigation settlement of $.9 million (see Note 13 to the Notes to Consolidated Financial Statements). Also included in the net decrease is a gain on the sale of land in 1993 of $1.7 million. Other income decreased by $.2 million due to the effect of adjusting the carrying values of certain investments downward to their estimated net realizable values (see Economic Outlook-Properties). This decrease also includes a downward adjustment of $.1 million in the Corporations's investment in Solar Electric Generating System V
(SEGS). In addition, increases in the equity component of AFUDC of $.7 million resulted from increased construction expenditures, primarily related to the Plant. Other increases of $.2 million resulted from various miscellaneous items. Federal income taxes, as a result of all of the above, decreased $.8 million.

    Other Income increased in total by $1.2 million in 1993. Other Income increased, primarily, due to the gain on the sale of land, referred to above. A decrease in the equity component of AFUDC of $.2 million resulted from the timing of construction expenditures. Other Income decreased because Properties adjusted the carrying values of certain investments downward to their estimated net realizable values in 1993. This decrease was comprised of a downward adjustment of $.1 million to the carrying value of the Bordentown property and a similar adjustment of $.2 million to the Mansfield property. There was a downward adjustment in 1992 of $.2 million to SEGS. Other increases of $.5 million resulted from various miscellaneous items. Federal income taxes, as a result of all of the above, increased $.7 million.
                             -6-
    Total Interest Charges decreased $.7 million or 6.2% in 1994 due primarily to savings from refinancing of long-term debt in 1993. Also, an increase in the debt component of AFUDC of $.5 million resulted in a reduction of interest expense. Offsetting the decrease in Total Interest Charges in 1994 is $.3 million related to the tentative settlement of the Internal Revenue Service audit referred to above.

   Total Interest Charges increased $.9 million or 8.4% in 1993, due primarily, to an increase in interest for long-term debt issued in September 1992 and a reduction in earnings from NJEDA trust funds due to the use of trust fund balances for construction expenditures. These items were partially offset by lower interest on short-term debt due to reduced borrowings.

  Preferred Stock Dividends decreased $.2 million or 18.7% due to savings from the refinancing of the $8.75 series preferred stock with $5.90 series preferred stock in March 1994.

ECONOMIC OUTLOOK

    Consolidated earnings for E'town for the next several years will be determined primarily by Elizabethtown's ability to generate adequate earnings and, to a lesser degree, the ability of Properties and E'town to generate earnings from their unregulated businesses.

Elizabethtown and Subsidiary

    Currently, Elizabethtown and Mount Holly believe they are in compliance with all water quality standards. Looking forward, however, governmental water quality and service regulations will require Elizabethtown and Mount Holly to make significant investments in water supply, water treatment, transmission and storage facilities including, for Elizabethtown, the Plant, and for Mount Holly, a new water supply and treatment and transmission system to augment existing facilities. This capital program will require regular external financing and rate relief through 1996.

    The timing and amount of rate increases obtained by Elizabethtown and Mount Holly, as well as various other factors which will always affect the financial performance of a water utility, such as weather, customer usage, the magnitude and timing of capital expenditures and the rate of growth of revenues and expenditures, will drive earnings going forward in 1995 and 1996. Once the new facilities, referred to above, are constructed and reflected in rates, Elizabethtown expects its internally generated cash flow to increase and capital outlays to return to more normal levels. As a result, external financing and rate relief needs should become less frequent. Therefore, more than in recent years, management's ongoing efforts to grow unit sales and control operating costs will benefit the customer by reducing the frequency of rate increases, and will benefit shareholders by positively effecting earnings.
                             -7-
    The BPU approved a $5.3 million, or 5.3%, rate increase (1995 Stipulation) effective February 1, 1995 which will favorably impact earnings in 1995. Among other provisions, the 1995 Stipulation requires Elizabethtown to maintain an average ratio of common equity to total capitalization of at least 45.1% for the twelve months ended January 31, 1996. If a lesser ratio is maintained, the revenue requirement associated with such lesser ratio will offset the overall revenue requirement in the next base rate case. The Company expects to sustain an average ratio of common equity to total capitalization in excess of 45.1% for such 12-month period. Looking further forward, rate increases of approximately 30% in excess of current rates will be required by Elizabethtown during 1996, a major portion of which will be needed to recover the expected costs of the Plant. In light of the approval by the BPU of the 1993 Plant Stipulation, and Elizabethtown's experience obtaining base rate relief, Elizabethtown expects the BPU to grant timely and adequate rate relief for the Plant, but cannot predict the ultimate outcome of any rate proceeding.

    Rate increases of more than 100% in excess of current rates will be required by Mount Holly during the period 1995-1996, the predominant portion of which will be required to recover the expected costs of the new supply, treatment and transmission facilities. Mount Holly expects to file for a rate increase in the second quarter of 1995 providing for rate relief for the entire project in two phases. Mount Holly expects the BPU to grant timely and adequate rate relief, but cannot predict the ultimate outcome at this time.

E'town

    The Corporation has entered into a three-year joint venture agreement with Applied Wastewater General Partnership (AWG) to form a New Jersey Limited Liability Corporation, Applied Watershed Management, L.L.C. (AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities in the western portion of Elizabethtown's service area. AWM intends to design, finance, engineer, construct, own, operate and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM up to $.5 million to finance AWM's working capital needs. E'town may provide additional financing for particular projects of AWM. AWG will provide the substantial portion of the operations-related services required to be performed by AWM. Either party may terminate the agreement at any time.

    Included in Non-utility Property and Other Investments at December 31, 1994 is an investment of $1.3 million or $.4 million net of related deferred taxes, in a limited partnership that owns SEGS, located in California. In March 1994, based upon revised projections of future cash distributions provided by SEGS management, E'town reduced the carrying value of the investment by $.1 million in order to present the investment at management's estimate of its approximate net realizable value.
                             -8-
    The Internal Revenue Service (Service) is concluding an audit of the Corporation's federal income tax returns for the tax years 1987 through 1992. The Service has raised issues related to tax deductions taken initially in 1988 for certain land transactions.
    On February 23, 1995, the Corporation reached a tentative agreement to settle this matter with the Service. The effect on net income for the year ended December 31, 1994 was approximately $.3 million, or $.05 per common share. An additional charge to 1995 earnings of approximately $.3 million is expected. Properties

    Also included in Non-utility Property and Other Investments in the Consolidated Balance Sheets of E'town at December 31, 1994 is $12.0 million of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are or were being sought. Based upon independent appraisals received at various times prior to and during 1994, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1994, after the adjustments to the Mansfield property discussed below.

    Properties continues to seek permits and more favorable zoning treatment for its Mansfield property and, therefore, continues to capitalize various carrying charges. During the second quarter of 1993, the carrying value of the Mansfield property exceeded its estimated net realizable value and, as a result, carrying charges incurred after that date were, and continue to be, adjusted monthly. This is because the Mansfield property is not yet ready for its intended use and, therefore, various carrying charges continue to be capitalized while the estimated net realizable value of the property remains unchanged. Charges of $.4 million and $.2 million for 1994 and 1993, respectively, to adjust the carrying value of the Mansfield property, have been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. As Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use, further adjustments for these capitalized carrying charges should be expected unless the appraised value of the property significantly increases.

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals and of its investment in SEGS based upon information provided by SEGS management and through cash
flow analysis.               -9-

    In January 1995, Properties entered into an agreement to sell a parcel of land to a developer. The agreement allows either party to cancel such agreement by March 23, 1995 and allows the buyer until July 23, 1996 to obtain all approvals required by governmental agencies in order to develop the property. Other significant dates have been established during this period upon which either the buyer or Properties may cancel the agreement if certain criteria are not met. The ultimate sale price is dependent upon the number of buildable lots as allowed by the municipality.

E'town Corporation and Subsidiaries

Statements of Consolidated Income
                                                Year Ended December 31,

                                       _______________________________________
                                           1994          1993         1992

                                        ____________ ____________ ____________

Operating Revenues                      $102,032,505  $99,996,120  $89,167,337

                                        ____________  ____________ ___________

Operating Expenses:
  Operation                               41,373,842   39,280,920   35,744,262
  Maintenance                              6,623,772    5,716,157    5,704,843
  Depreciation                             7,860,180    7,285,309    6,654,986
  Revenue taxes                           12,748,161   12,501,804   11,086,349
  Real estate, payroll and other taxes     2,786,746    2,706,447    2,469,066
  Federal income taxes (Note 3)            6,958,875    7,170,406    5,455,022

                                        ____________  ___________  ___________
        Total operating expenses          78,351,576   74,661,043   67,114,528

                                        ____________  ___________  ___________

Operating Income                          23,680,929   25,335,077   22,052,809

                                        ____________  ___________  ___________

Other Income:
  Litigation settlement (Note 13)           (932,203)
  Gain on sale of land (Note 7)                    0    1,685,521
  Allowance for equity funds used
   during construction (Note 2)            1,178,133      445,339
  Write-down of non-utility property                                   599,443
   and other investments (Note 7)           (481,754)    (269,315)    (180,000)
  Federal income taxes (Note 3)               51,018     (790,320)    (117,623)
  Other--net                                 632,878      396,515      (73,493)

                                        ____________  ___________  ___________
        Total other income                   448,072    1,467,740      228,327

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________
Total Operating and Other Income          24,129,001   26,802,817   22,281,136

                                        ____________  ___________  ___________

Interest Charges:
  Interest on long-term debt              11,610,777   12,374,224   11,389,341
  Other interest expense--net                470,038       95,848      564,064
  Capitalized interest (Note 2)           (1,247,666)    (805,882)  (1,197,328)
  Amortization of debt discount--net         354,062      258,799      244,047

                                        ____________  ___________  ___________
        Total interest charges            11,187,211   11,922,989   11,000,124

                                        ____________  ___________  ___________

Income Before Preferred Stock
  Dividends of Subsidiary                 12,941,790   14,879,828   11,281,012
Preferred Stock Dividends                    854,047    1,050,000    1,050,000

                                        ____________  ___________  ___________

Net Income                              $ 12,087,743  $13,829,828  $10,231,012

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________

Earnings Per Share of Common
 Stock (Note 2):
 Primary                                $       1.95  $      2.59  $      2.21

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________
 Fully Diluted                          $       1.94  $      2.54  $      2.18

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________
Average Number of Shares Outstanding for
 the Calculation of Earnings Per Share:
 Primary                                   6,210,409    5,337,939    4,627,814

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________
 Fully Diluted                             6,519,352    5,651,808    4,950,768







                                        ____________  ___________  ___________

                                        ____________  ___________  ___________
Dividends Paid Per Common Share         $       2.04  $      2.01  $      2.00

                                        ____________  ___________  ___________

                                        ____________  ___________  ___________

See Notes to Consolidated Financial Statements.

E'town Corporation and Subsidiaries

Consolidated Balance Sheets

                                                            December 31,

                                                   ___________________________
Assets                                                 1994           1993

                                                   ____________   ____________

Utility Plant--At Original Cost:
  Utility plant in service                         $469,172,575   $438,178,824
  Construction work in progress                      55,739,951     17,242,088

                                                   ____________   ____________
       Total utility plant                          524,912,526    455,420,912
 Less accumulated depreciation and amortization      87,456,550     82,128,023

                                                   ____________   ____________
       Utility plant--net                           437,455,976    373,292,889

                                                   ____________   ____________



Non-utility Property and Other Investments (Note 7)  13,468,879     13,545,589

                                                   ____________   ____________



Funds Held by Trustee for Construction
  Expenditures (Note 2)                                       0        382,306

                                                                  ____________



Current Assets:
  Cash and cash equivalents                           4,254,708      7,376,472
  Short-term investments                                 30,622         30,622
  Customer and other accounts receivable
   (less reserve: 1994, $463,000; 1993, $434,000)    12,346,871     12,031,414
 Unbilled revenues                                    7,161,483      7,248,322
 Materials and supplies--at average cost              1,724,969      1,623,702
 Prepaid insurance, taxes, other                      1,410,401      1,603,955
 Prepaid federal income taxes                           711,860

                                                   ____________   ____________
       Total current assets                          27,640,914     29,914,487

                                                   ____________   ____________



Deferred Charges (Note 9):
  Prepaid pension expense (Note 12)                     871,181        962,595
  Abandonments                                           76,049        152,097
  Waste residual management                             325,785        587,589
  Unamortized debt and preferred stock expenses       9,490,208      8,648,030
  Taxes recoverable through future rates (Note 3)    26,339,057     26,643,663
  Postretirement benefit expense (Note 12)            2,077,051      1,004,556
  Purchased water under recovery - net                  314,128
  Other unamortized expenses                            921,237        598,179

                                                   ____________   ____________
       Total deferred charges                        40,414,696     38,596,709

                                                   ____________   ____________
           Total                                   $518,980,465   $455,731,980

                                                   ____________   ____________

                                                   ____________   ____________


See Notes to Consolidated Financial Statements.

                                                            December 31,

                                                   ____________________________
Capitalization and Liabilities                         1994           1993

                                                   ____________   ____________

Capitalization (Notes 4 and 5):
  Common shareholders' equity                      $152,970,602   $128,374,207
  Cumulative preferred stock--redeemable             12,000,000     12,000,000
  Long-term debt--net                               154,073,430    154,406,533









                                                   ____________   ____________
       Total capitalization                         319,044,032    294,780,740

                                                   ____________   ____________



Current Liabilities:
  Notes payable--banks (Note 6)                      23,000,000
  Long-term debt--current portion (Note 4)               42,000         42,000
  Accounts payable and other liabilities             18,249,580      9,645,055
  Customers' deposits                                   278,895        276,497
  Municipal and state taxes accrued                  12,831,524     12,569,445
  Federal income taxes accrued (Note 3)                                947,274
  Interest accrued                                    3,173,468      3,052,160
  Preferred stock dividends accrued                      59,000         89,178

                                                   ____________   ____________
       Total current liabilities                     57,634,467     26,621,609

                                                   ____________   ____________



Deferred Credits:
  Customer advances for construction                 45,554,476     45,149,522
  Federal income taxes (Note 3)                      62,115,801     58,363,510
  State income taxes (Note 3)                           162,008        151,538
  Unamortized investment tax credits                  8,650,537      8,852,487
  Emergency water projects                                             127,704
  Accumulated postretirement benefits (Note 12)       2,100,628      1,015,004

                                                   ____________   ____________
       Total deferred credits                       118,583,450    113,659,765

                                                   ____________   ____________



Contributions in Aid of Construction                 23,718,516     20,669,866

                                                   ____________   ____________

Commitments and Contingent Liabilities (Note 11)

                                                   ____________   ____________
           Total                                   $518,980,465   $455,731,980

                                                   ____________   ____________

                                                   ____________   ____________

See Notes to Consolidated Financial Statements.

E'town Corporation and Subsidiaries


Statements of Consolidated Capitalization

                                                           December 31,

                                                  ____________________________
                                                      1994            1993

                                                  ____________    ____________

 E'town Corporation:
  Common Shareholders' Equity (Notes 4 and 5):
   Common stock without par value, authorized,
   15,000,000 shares; issued 1994, 6,624,663
   shares; 1993, 5,661,504 shares                $114,136,195    $ 87,842,657
   Paid-in capital                                  1,315,025       1,315,025
   Capital stock expense                           (4,286,194)     (3,357,165)
   Retained earnings                               42,439,552      43,207,666
   Less cost of treasury stock; 1994 and
    1993, 22,032 shares                              (633,976)       (633,976)

                                                 ____________    ____________
     Total common shareholders' equity            152,970,602     128,374,207

                                                 ____________    ____________

 Elizabethtown Water Company:
  Cumulative Preferred Stock (Note 4):
   $100 par value, authorized, 200,000
    shares; $5.90 series, issued  and
    outstanding, 120,000 shares                    12,000,000

                                                 ____________

 Elizabethtown Water Company:
  Cumulative Preferred Stock - Redeemable (Note 4):
   $100 par value, authorized, 200,000
    shares; $8.75 series, issued  and
    outstanding, 120,000 shares                                    12,000,000

                                                                 ____________

  Cumulative Preferred Stock:
   $25 par value, authorized, 500,000 shares;
   none issued

 Long-Term Debt (Note 4):
  E'town Corporation:
   6 3/4% Convertible Subordinated Debentures,
   due 2012                                        12,165,000      12,497,000

  Elizabethtown Water Company:
   7.20% Debentures, due 2019                      10,000,000      10,000,000
   7 1/2% Debentures, due 2020                     15,000,000      15,000,000
   6.60% Debentures, due 2021                      10,500,000      10,500,000
   6.70% Debentures, due 2021                      15,000,000      15,000,000
   8 3/4% Debentures, due 2021                     27,500,000      27,500,000
   8% Debentures, due 2022                         15,000,000      15,000,000
   7 1/4% Debentures, due 2028                     50,000,000      50,000,000

  The Mount Holly Water Company:
   Notes Payable (due serially through 2000)          144,300         186,300

                                                 ____________    ____________
    Total long-term debt                          155,309,300     155,683,300
    Unamortized discount--net                      (1,235,870)     (1,276,767)

                                                 ____________    ____________
    Total long-term debt--net                     154,073,430     154,406,533

                                                 ____________    ____________
          Total capitalization                   $319,044,032    $294,780,740

                                                 ____________    ____________

                                                 ____________    ____________

See Notes to Consolidated Financial Statements.
                                       -14-



E'town Corporation and Subsidiaries

Statements of Consolidated Shareholders' Equity


                                               Year Ended December 31,

                                       _______________________________________
                                          1994          1993           1992

                                       ____________   ___________   ___________

Common Stock:
 Balance at Beginning of Year          $87,842,657  $ 64,261,763  $ 45,952,195
 Public sale of common stock (1994,
   690,000 shares; 1993, 575,000
   shares; 1992, 500,000 shares)        19,147,500    17,465,625    13,437,500
 Common stock issued under Dividend
   Reinvestment and Stock Purchase
   Plan (1994, 273,159 shares; 1993,
   200,878 shares; 1992, 161,802 shares) 7,146,038     6,009,298     4,197,938
 Exercise of stock options (1993,
   4,050 shares; 1992, 21,900 shares)                    105,971       540,356
 Issuance of restricted stock
   (1992, 5,072 shares)                                                133,774

                                      ____________  ____________  ____________
 Balance at End of Year                114,136,195    87,842,657    64,261,763

                                      ____________  ____________  ____________

Paid-in Capital:                         1,315,025     1,315,025     1,315,025

                                      ____________  ____________  ____________

Capital Stock Expense:
 Balance at Beginning of Year           (3,357,165)   (2,479,987)   (1,698,001)
 Expenses incurred for the issuance
  and sale of common stock                (929,029)     (877,178)     (781,986)

                                      ____________  ____________  ____________
 Balance at End of Year                 (4,286,194)   (3,357,165)   (2,479,987)

                                      ____________  ____________  ____________

Retained Earnings:
 Balance at Beginning of Year           43,207,666    40,228,199    39,281,347
 Net income                             12,087,743    13,829,828    10,231,012
 Dividends on Common Stock (1994,
  $2.04, 1993, $2.01, 1992, $2.00)     (12,855,857)  (10,850,361)   (9,284,160)

                                      ____________  ____________  ____________
 Balance at End of Year                 42,439,552    43,207,666    40,228,199

                                      ____________  ____________  ____________

Treasury Stock:
 Balance at Beginning of Year             (633,976)     (575,107)     (306,311)
 Cost of shares redeemed to exercise
   stock options (1993, 1,676 shares;
   1992, 9,850 shares)                                   (58,869)     (268,796)

                                      ____________  ____________  ____________
 Balance, End of Year                     (633,976)     (633,976)     (575,107)

                                      ____________  ____________  ____________

Total Common Shareholders' Equity     $152,970,602  $128,374,207  $102,749,893

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________



See Notes to Consolidated Financial Statements.

                                       -15-



E'town Corporation and Subsidiaries

Statements of Consolidated Cash Flows
                                                Year Ended December 31,

                                        _______________________________________
                                           1994          1993          1992

                                        ___________   ___________  ____________
Cash Flows from Operating Activities:
  Net Income                          $ 12,087,743  $ 13,829,828  $ 10,231,012
  Adjustments to reconcile net income to
   net cash provided by operating
    activities:
    Depreciation                         7,860,180     7,285,309     6,654,986
    Write-down of non-utility property
     and other investments                 481,754       269,315       180,000
    Gain on sale of land                              (1,685,521)
    (Increase) decrease in deferred
     charges                            (1,050,098)   (2,833,965)      134,499
    Deferred income taxes and investment
     tax credits--net                    3,865,417     3,274,054     3,385,483
    Capitalized interest and AFUDC      (2,425,799)   (1,251,221)   (1,796,771)
    Other operating activities--net         68,405      (390,231)       (2,669)
  Change in current assets and current
   liabilities excluding cash, short-term
   investments and current portion of debt:
    Customer and other accounts
     receivable                           (315,457)     (998,517)      807,763
    Unbilled revenues                       86,839      (688,601)     (164,241)
    Accounts payable and other
     liabilities                         8,606,923       662,837      (964,663)
    Accrued/prepaid interest and taxes  (1,082,193)    1,283,955       407,304
    Other                                 (101,267)       (6,870)        3,473

                                      ____________  ____________  ____________
      Net cash provided by operating
       activities                       28,082,447    18,750,372    18,876,176

                                      ____________  ____________  ____________

Cash Flows Provided by Financing Activities:
  Decrease in funds held by Trustee for
   construction expenditures               382,306     8,519,877    12,390,518
  Proceeds from issuance of debentures                50,000,000    15,000,000
  Proceeds from issuance of
   common stock                         25,364,509    22,644,847    17,258,786
  Proceeds from issuance of
   preferred stock                      12,000,000
  Redemption of preferred stock        (12,000,000)
  Repayment of long-term debt             (374,000)  (50,245,000)   (9,503,000)
  Contributions and advances for
   construction--net                     3,453,604     1,909,905     3,066,832
  Net increase (decrease) in notes
   payable--banks                       23,000,000    (6,500,000)  (13,500,000)
  Dividends paid on common stock       (12,886,035)  (10,850,361)   (9,284,160)

                                      ____________  ____________  ____________
      Net cash provided by financing
       activities                       38,940,384    15,479,268    15,428,976

                                      ____________  ____________  ____________

Cash Flows Used for Investing Activities:
  Utility plant expenditures
   (excluding AFUDC)                   (69,980,619)  (32,516,755)  (33,292,602)
  Development costs of land (excluding
   capitalized interest)                  (163,976)     (194,842)     (286,885)
  Proceeds from sale of land                           3,450,000

                                      ____________  ____________  ____________
      Cash used for investing
       activities                      (70,144,595)  (29,261,597)  (33,579,487)

                                      ____________  ____________  ____________

Net Increase in Cash and Cash
 Equivalents                            (3,121,764)    4,968,043       725,665
Cash and Cash Equivalents at Beginning
 of Year                                 7,376,472     2,408,429     1,682,764

                                      ____________  ____________  ____________
Cash and Cash Equivalents at End
 of Year                              $  4,254,708  $  7,376,472  $  2,408,429

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
   Interest (net of amount








    capitalized)                      $ 10,416,716 $  12,296,508  $ 11,332,836
   Income taxes                          6,771,254     5,881,008     3,875,774
   Preferred stock dividends of
    subsidiary                        $    805,475 $   1,050,000  $  1,050,000


See Notes to Consolidated Financial Statements.

                                      -16-
                   E'TOWN CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  ORGANIZATION
     E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company) and E'town Properties, Inc. (Properties). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Consolidation
     The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Public Utilities (BPU).

     Utility Plant and Depreciation
     Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation. Depreciation generally is computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.75% for 1994, 1.74% for 1993 and 1.72% for 1992.

                                     -17-


     Allowance for Funds Used During Construction
     Elizabethtown capitalizes, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC is added to the construction cost of the project and included in rate base and then recovered in rates during the project's useful life. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income (See Note 10). The equity component considers the increased reliance on equity contributions to Elizabethtown from E'town's stock sales. Such equity contributions have become an integral part of the financing of Elizabethtown's construction program. AFUDC totaled $2,045,234, $837,234 and $1,215,916 for 1994,
     1993 and 1992, respectively.

     Non-utility Property
     Properties capitalizes direct costs, real estate taxes and interest costs associated with real estate properties that are being developed. These costs are expensed on properties ready for their intended use. The amount of interest capitalized for 1994, 1993 and 1992 totaled $380,566, $413,987 and $580,855, respectively (See Note 7).

     Revenues
     Revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.


                                     -18-
     Federal Income Taxes
     E'town files a consolidated federal tax return. Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for tax and financial statement purposes for E'town and Properties. Deferred income taxes are also provided for each regulated water utility to the extent permitted by the BPU.

     The regulated water utilities account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets. The non-regulated companies utilize the flow-through method to account for investment tax credits. This method treats the credits as a reduction of federal income taxes in the year the credits arise.

     Customer Advances for Construction and Contributions in Aid of
     Construction
     Customer Advances for Construction and Contributions in Aid of Construction represent capital provided by developers for main extensions to new real estate developments. Some portion of Customer Advances for Construction is refunded based upon the revenues that the new developments generate. Contributions in Aid of Construction are Customer Advances for Construction that are no longer subject to refund.

     Short-term Investments
     Short-term investments are stated at cost, which approximates market value.




                                     -19-



     Earnings Per Share of Common Stock
     Primary earnings per share are computed on the basis of the weighted average number of shares outstanding, plus common stock equivalents, assuming all stock options are exercised. Fully diluted earnings per share assumes both the conversion of the 6 3/4% Convertible Subordinated Debentures and the common stock options referred to below.

     The amortization of a premium of $1,050,000, paid in March 1994, on the redemption of Elizabethtown's $8.75 Cumulative Preferred Stock, is recorded as Preferred Stock Dividends in the Statements of Consolidated Income. The premium is being amortized over 10 years for ratemaking purposes (See Note 4).

     Funds Held by Trustee for Construction Expenditures
     Proceeds from New Jersey Ecomomic Development Authority financings were held in trust until such time as qualified project expenditures were incurred. Income received from the investment of the trust fund assets was recorded as an offset to the related interest expense.

     Cash Equivalents
     The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     Reclassification
     Certain prior year amounts have been reclassified to conform to the current year's presentation.

                                     -20-
3.   FEDERAL INCOME TAXES
     The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35% in 1994 and 1993 and 34% in 1992) with the amount reported in the Statements of Consolidated Income follow:
                                                    1994     1993     1992
                                                    ----------------------
                                                    (Thousands of Dollars)

     Tax expense at statutory rate ........        $6,947   $7,994  $5,730

     Items for which deferred taxes

      are not provided:

       Capitalized interest ...............            (2)      (2)     (3)

       Difference between book and tax

         depreciation .....................            92       81      66

       Investment tax credits..............          (209)    (208)   (210)

       Other...............................            80       96     (10)
                                                   ------   ------  ------

     Provision for federal income taxes....        $6,908   $7,961  $5,573
                                                   ======   ======  ======
     The provision for federal income taxes

      is composed of the following:

     Current ..............................        $4,983   $6,180  $4,170

     Tax collected on main extensions .....        (1,931)  (1,341) (1,982)

     Deferred:

       Tax depreciation....................         3,324    3,183   3,052

       Alternative minimum tax.............                             82

       Capitalized interest................           517      217     315

       Main cleaning and lining............           396      323     271

       Other...............................          (179)    (407)   (133)

     Investment tax credits-net............          (202)    (194)   (202)
                                                   ------   ------  ------
     Total provision ......................        $6,908   $7,961  $5,573
                                                   ======   ======  ======

                                               -21-
    Effective January 1, 1993, the Corporation adopted Statement of
     Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." SFAS 109 established accounting rules that change the manner in which income tax expense is determined for accounting purposes. SFAS 109 utilizes a liability method under which deferred taxes are provided at the enacted statutory rate for all temporary differences between financial statement earnings amounts and the tax basis of existing assets or liabilities.

     In addition, the adoption of SFAS 109 resulted in a credit to Federal Income Taxes of $63,271 and a charge to Real Estate, Payroll and Other Taxes of $141,068 in 1993 to record the changes in deferred income taxes payable by the non-regulated companies.

     In connection with the adoption of SFAS 109, Elizabethtown Water Company and Mount Holly recorded additional deferred taxes for water utility temporary differences not previously recognized. The increased deferred tax liability was offset by a corresponding asset representing the future revenue expected to be recovered through rates based on established regulatory practice permitting such recovery.

     In accordance with SFAS 109, deferred tax balances have been reflected at E'town's current consolidated federal income tax rate, which is 35%. The increase in the statutory tax rate from 34% to 35% in 1993, resulted in the recognition of additional federal income tax expense of $176,048 and an additional deferred federal income tax liability of $94,402 in 1993.

     The net deferred income tax liability as of December 31, 1994 and 1993 is comprised of the following:
                                                  1994        1993
                                               ----------------------
                                               (Thousands of Dollars)

     Deferred tax assets                       $  3,585    $  3,804

     Deferred tax liabilities                   (65,701)    (62,168)
                                               --------    --------
     Net deferred income tax liabilities       $(62,116)   $(58,364)
                                               ========    ========

     The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1994 and

     1993 is as follows:

                                                  1994        1993
                                               ----------------------
                                               (Thousands of Dollars)

     Water utility plant--net                  $(53,517)  $(49,582)

     Non-utility property                        (1,061)    (1,378)

     Other investments                             (969)    (1,046)

     Taxes recoverable through future rates      (9,219)    (9,326)

     Investment tax credit                        3,028      3,098

     Prepaid pension expense                       (301)      (335)

     Other assets                                   557        706

     Other liabilities                             (634)      (501)
                                               --------   --------
     Net deferred income tax liabilities       $(62,116)  $(58,364)
                                               ========   ========

     The Internal Revenue Service (Service) is concluding an audit of the Corporation's federal income tax returns for the tax years 1987 through 1992. The Service has raised issues related to tax deductions taken initially in 1988 for certain land transactions.

     On February 23, 1995 the Corporation reached a tentative agreement to settle this matter with the Service. The effect on net income for the year ended December 31, 1994 was approximately $313,400 or $.05 per common share. An additional charge to 1995 earnings of approximately $260,000 is expected.

 4.  CAPITALIZATION
     In May 1994, E'town issued 690,000 shares of common stock for net proceeds of $18,218,471. The net proceeds were used to fund an equity contribution to Elizabethtown of $16,000,000. This contribution has been used to partially fund Elizabethtown's construction program, the predominant portion of which relates to the Canal Road Water Treatment Plant (Plant) (See Note 11). The balance of the net proceeds is being used to fund working capital requirements of the Corporation.

     In May 1993, E'town issued 575,000 shares of common stock for net proceeds of $16,591,927. The net proceeds were used to fund equity contributions to Elizabethtown of $11,000,000 in May 1993 and $2,800,000 in September 1993. Elizabethtown used a portion of such contributions to repay $7,000,000 of short-term bank debt incurred for construction expenditures. E'town used $1,000,000 of the proceeds to repay short-term bank debt previously incurred for working capital. The balance of the proceeds were invested on a short-term basis and were used to fund working capital requirements of the Corporation.

     In January 1991, the Board of Directors of E'town adopted a Shareholders' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to purchase additional shares of common stock on terms that allow them to significantly increase their percentage of ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors.

     Cumulative Preferred Stock
     In March 1994, Elizabethtown issued 120,000 shares of $100 par value, $5.90 Cumulative Preferred Stock for proceeds of $12,000,000 at an effective rate of 7.37%. The proceeds were used to redeem $12,000,000 of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1,050,000 was paid from general Company funds and is being amortized over 10 years for ratemaking purposes (See Note 2).

     The $5.90 Cumulative Preferred Stock is not redeemable at the option of Elizabethtown. Elizabethtown is required to redeem all 120,000 shares of the Preferred Stock on March 1, 2004 at $100 per share.

     Long-term Debt
     Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1994, $7,816,323 of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $34,623,229 of E'town's consolidated retained earnings were unrestricted.

    In November 1993, Elizabethtown issued $50,000,000 of 7 1/4%
     Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30,000,000 of the Company's 8 5/8% Debentures due 2007 and $20,000,000 of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2,681,000 were paid from general Company funds.

     E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1994, 304,125 shares of common stock were reserved for issuance upon exercise of the conversion rights.

5.   STOCK OPTION PLAN
     E'town has a qualified non-compensatory incentive stock option plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The plan provides that any options granted may be exercised at any time up to an expiration date, not to exceed 10 years from the date of each grant.
     A summary of the details of stock option grants and outstanding balances is presented below:








                                     -26-
      Year     Shares   Option        Shares                Outstanding
     Granted   Granted   Price   Exercised or Expired   12/31/93     12/31/94
     -------   -------   ------  --------------------   --------     --------
      1985     26,369   $26.17        2,250 (1991) (A)

                                      3,300 (1992)        20,819

                                      4,050 (1993)                      16,769

      1987     36,000   $25.67        4,050 (1989)

                                      3,750 (1990)

                                      3,750 (1991)

                                      4,500 (1991) (A)

                                     11,700 (1992)         8,250         8,250

      1989      7,500   $24.67                             7,500         7,500

      1990      7,500   $26.67                             7,500         7,500
               ------                ------               ------        ------
      Total    77,369                37,350               44,069        40,019
               ======                ======               ======        ======

      (A) Expired Options




























                                     -27-

6.   LINES OF CREDIT
     Elizabethtown has executed a committed revolving credit agreement (Agreement) with an agent bank and five additional banks which replaces its uncommitted lines of credit. The Agreement provides up to $60,000,000 in revolving short-term financing which, together with internal funds, proceeds of future issuances of debt and preferred stock by Elizabethtown and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's and Mount Holly's capital needs, which are estimated to be $169.4 million through 1997. At December 31, 1994, Elizabethtown had borrowings outstanding of $23,000,000 under the Agreement at interest rates from 5.6% to 6.4%, at a weighted average rate of 6.1%.

     The Agreement allows Elizabethtown to borrow, repay and reborrow up to $60,000,000 during the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year, fully amortizing term loan. The Agreement further provides that, among other covenants, Elizabethtown must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.

     E'town has $20,000,000 of uncommitted lines of credit with several banks in addition to the lines under the Agreement.

     Information relating to bank borrowings for 1994, other than under the Agreement, and borrowings for 1993 and 1992, is as follows:


                                     -28-
                                                 1994        1993        1992
                                              --------------------------------
                                                    (Thousands of Dollars)

     Maximum amount outstanding..........      $10,000     $8,000      $29,750
     Average monthly amount outstanding..      $   583     $2,514      $16,544
     Average interest rate at year end...          (A)       (A)           4.1%
     Compensating balances at year end...      $     0     $  195      $   205
     Weighted average interest rate based
      on average daily balances..........          4.4%       3.8%         4.6%
     (A) No outstanding bank borrowings at year end.

7.   NON-UTILITY PROPERTY AND OTHER INVESTMENTS
     Included in Non-utility Property and Other Investments at
     December 31, 1994 is an investment of $1,321,616 or $352,505 net of related deferred taxes, in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. Based upon revised projections of future cash distributions provided by SEGS management, E'town reduced the carrying value of the investment by $180,000 in 1992 and $100,000 in 1994 in order to present the investment at management's estimate of its approximate net realizable value.

     Also included in Non-utility Property and Other Investments at December 31, 1994 and 1993 is $12,048,749 and $11,885,960,
     respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are,

                                     -29-
     or were, being sought. Based upon independent appraisals received at various times, prior to and during 1994, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1994, after the adjustments to the Mansfield and Bordentown, New Jersey properties discussed below.

     After sewer capacity became available for its parcel in Bordentown (which was purchased together with land across the town line in Mansfield), Properties determined in 1993 that the Bordentown parcel was ready for its intended use and had listed the parcel with a broker for sale. Accordingly, the original acquisition had been divided, for investment purposes, into a Bordentown parcel and a Mansfield parcel. An allowance of $85,526 was recorded in 1993 on the Bordentown parcel, and the carrying charges on the Bordentown parcel were, and continue to be, expensed since this property is ready for its intended use.

     Properties continues to seek permits and more favorable zoning treatment for its Mansfield property and, accordingly, continues to capitalize various carrying charges. During the second quarter of 1993, the carrying value of the Mansfield property exceeded its estimated net realizable value. This is due to the fact that the Mansfield property is not yet ready for its intended use and, therefore, various carrying charges continue to be capitalized while, based upon recent appraisals, the market value of the property has remained constant. Charges of $381,754 and $183,789 for the years ended December 31, 1994 and 1993, respectively, to adjust the carrying value of the Mansfield property, have been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. As Properties

                                     -30-




    expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use, further adjustments for these capitalized carrying charges, reflecting management's estimate of the net realizable value of the property, should be expected.

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals and its investment in SEGS through cash flow analyses.

     In 1993 E'town, Properties and Elizabethtown sold three parcels of land totaling 260 acres to the Somerset County Park Commission for $3,450,000. The sale produced an after-tax gain of approximately $1,100,000 or $.21 per common share.

     On January 23, 1995 Properties entered into an agreement to sell a parcel of unimproved land to a developer. The agreement allows either party to cancel such agreement by March 23, 1995 and allows the buyer until July 23, 1996 to obtain all approvals required by governmental agencies in order to develop the property. Other significant dates have been established during this period upon which either the buyer or Properties may cancel the agreement if certain criteria are not met. The ultimate sale price is dependent upon the number of buildable lots as allowed by the municipality.



                                     -31-
8.   FINANCIAL INSTRUMENTS
     The carrying amounts and the estimated fair values, as of December 31, 1994 and 1993 of financial instruments issued or held by the Corporation, are as follows:


                                                1994           1993
                                               ----------------------
                                               (Thousands of Dollars)

     Short-term investments (1):

       Carrying amount                      $     31        $     31

       Estimated fair value                       34              41

     Cumulative preferred stock (1):

       Carrying amount                      $ 12,000        $ 12,000

       Estimated fair value                   10,860          13,020

     Long-term debt (1):

       Carrying amount                      $154,073        $154,407

       Estimated fair value                  139,910         167,094


     (1) Estimated fair values are based upon quoted market prices for these or similar securities.




















                                              -32-
9.   DEFERRED CHARGES AND CREDITS
     Abandonments
     The abandonment cost of a small filter plant has been deferred and is being amortized for ratemaking purposes over a 10-year period ending in 1995.

     Waste Residual Management
     The costs of the waste residual management programs are being amortized over three-year periods for ratemaking purposes.

     Purchased Water Under Recovery-Net
     As discussed in Note 10, in June 1994, the BPU approved a Purchased Water Adjustment Clause (PWAC) which allows Elizbethtown to reflect in rates the effect of differences in consumption billed for the PWAC and the volume of water purchased by Elizabethtown from the New Jersey Water Supply Authority (NJWSA) since the Company's last base rate case. A deferral of $314,128 has been recorded which represents an amount not yet recovered in rates under the PWAC.

     No return is being earned on the above deferred charge balances.

     Unamortized Debt and Preferred Stock Expenses
     Costs incurred in connection with the issuance or redemption of long-term debt have been deferred and are being amortized over the lives of respective issues for ratemaking purposes. Costs incurred in connection with the issuance and redemption of preferred stock have been deferred and are being amortized over a 10-year period for ratemaking purposes (See Note 2).



                                      -33-

10.  REGULATORY MATTERS
     Rates
     On January 24, 1995 the BPU approved a stipulation (1995 Stipulation) for a rate increase of $5,300,000, or 5.34%, effective
     February 1, 1995. The 1995 Stipulation provides for an authorized rate of return on common equity of 11.5%. It also provides for recovery of the current service cost portion of the obligation accrued under SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, provided this amount is funded by the Company (See Note 12). The rate increase will cover the cost to finance $62,000,000 of construction projects that were not reflected in the rates last established in March 1993. These projects include treatment, transmission and storage facilities needed to ensure that Elizabethtown continues to meet the Safe Drinking Water Act regulations on water quality and service. The increase will also offset costs for power, labor and benefits, primarily medical. The 1995 Stipulation also provides for an increase in depreciation rates resulting in an increase in depreciation expense of approximately $469,000. The 1995 Stipulation also requires Elizabethtown to maintain an average ratio of common equity to total capitalization of at least 45.1% for the 12 months ended
     January 31, 1996. If a lesser ratio is maintained, the revenue requirement associated with such lesser ratio will offset the overall revenue requirement in the next base rate case. The Company expects to sustain an average ratio of common equity to total capitalization in excess of 45.1% for such 12-month period.

     On January 11, 1995, Elizabethtown filed with the BPU for a rate increase of $886,166 for a change in the PWAC rate based on a proposed change in the unit cost of water purchased from the NJWSA, to be effective July 1, 1995. This procedure, established by

                                        -34-
     BPU rules, allows Elizabethtown to reflect in rates the change in the cost of water purchased from the NJWSA without a complete rate case. Included in this request is the amortization of the anticipated balance, as of July 1, 1995, of the net under-recovery from the 1994 PWAC of $440,526. A decision is expected by the BPU prior to July 1, 1995 (See Note 11).

     In June 1994, the BPU approved a Stipulation for an increase in rates under a PWAC. The Stipulation resulted in an increase in rates, effective July 1, 1994, of $334,611.

     In the second quarter of 1995, Mount Holly expects to petition the BPU for an increase in rates to take place in two phases. The first phase is necessary to recover costs to finance construction projects that were not reflected in rates last established in October 1986. The proposed increase will also seek recovery of increased costs for various operations and maintenance expenses since 1986. The second phase includes a new water supply, treatment and transmission system necessary to obtain water outside a designated portion of an aquifer currently used by Mount Holly to supply a substantial portion of its customers. This project is deemed to be the most cost-effective alternative available to Mount Holly as a result of state legislation which restricts the amount of water that can be withdrawn from the aquifer in certain areas of Southern New Jersey. The project is currently estimated to cost $16,500,000. A decision by the BPU on Mount Holly's petition would be expected by the end of 1995.

                                     -35-
     In August 1993, the BPU approved a stipulation (1993 Plant Stipulation) signed by the parties to the Company's petition relating to the Canal Road Water Treatment Plant (Plant). The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimates regarding the Plant's cost, at that time of $87,000,000, and construction period are reasonable (See Note 11). The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below 2.0 times. Also, the surcharge would remain in effect for 12 months and could be extended by the BPU for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     In March 1993, the BPU approved a stipulation for a rate increase of $5,000,000, effective as of that date.

     Main Extension Refunds
     In a case captioned Van Holten, et al v. Elizabethtown Water Company, (Van Holten) several developers petitioned the BPU in 1984 and 1985 seeking an Order which would require Elizabethtown to refund to the

                                     -36-
     developers all of their on-site and off-site customer advances for construction. For on-site mains, Elizabethtown received a final BPU decision in September 1987, requiring refunds in accordance with the BPU's suggested refund formula, which was less than the amounts requested by the developers. For the off-site mains, the developers were denied any refund. The developers appealed the BPU decision to the Appellate Division of the New Jersey Superior Court (Appellate Division), which in October 1988 upheld the decision of the BPU.

     Since 1986, additional petitions dealing with this issue have been filed by other developers. In these additional proceedings, all parties have agreed to abide by the final decision of the New Jersey Supreme Court in the Van Holten case. For all customer advances, Elizabethtown has and will continue to make the refunds in accordance with the BPU's suggested refund formula.

     In response to an appeal of the 1988 Appellate Division decision, in August 1990, the New Jersey Supreme Court (Court) rendered a decision upholding the BPU's authority to implement what the BPU had established as an appropriate refund formula in the Van Holten case.

     The BPU's suggested formula provides for a refund of 2 1/2 times the annual revenues for each metered connection. Although the Court ruled that the BPU has the jurisdiction to determine what is an appropriate refund formula, it remanded the case to the BPU to further develop the record on why the BPU deemed the 2 1/2 times formula to be appropriate in the Van Holten case.

                                    -37-
     In June 1991, the BPU issued an Order on Remand reaffirming the 2 1/2 times annual revenue formula. Addressing the reasonableness of this formula, the BPU indicated in its decision that the 2 1/2 times formula fairly allocates the costs of the main extensions among the developers, Elizabethtown and the rate payers. Again, developers appealed the Order on Remand to the Appellate Division, and in December 1992, the Appellate Division remanded the matter to the BPU for more complete findings and statements of reasons in support of its decision.

     By Order on Remand dated January 19, 1994, the BPU again deemed the
     2 1/2 times formula to be appropriate in the Van Holten case. In addition to the previous rationale it gave for employing this formula in this case, the BPU indicated that on a per-customer basis, the initial cost of the extension was, in most instances, far higher than Elizabethtown's average cost of plant invested for existing customers at the time petitions were filed in 1984. Therefore, a full refund would clearly result in a significant subsidization of the developers by Elizabethtown's existing customers. The BPU concluded that such a subsidization would be unjust and unreasonable.

     On February 23, 1994, the developers appealed the January 19, 1994 BPU Order on Remand to the Appellate Division. On February 1, 1995, the Appellate Division affirmed the BPU Remand dated January 19, 1994. On February 14, 1995, the developers appealed the decision to the New Jersey Supreme Court.



                                     -38-
     The maximum potential refund for the Van Holten case, and all subsequently filed cases, is approximately $2,500,000, which would be capitalized and, therefore, would not have a material adverse effect on earnings. Management believes the final outcome of this matter will be favorable and no additional refunds will be necessary.

11.  COMMITMENTS
     Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the NJWSA a minimum of 37 billion gallons of water annually. The Company purchases additional water from the NJWSA on an as-needed basis. Effective July 1, 1995, the annual cost under the contract will be $8,857,389. The total cost of water purchased from the NJWSA, including additional water purchased on an as-needed basis, was $8,987,472, $8,819,212 and $7,827,058 for 1994, 1993 and 1992,
     respectively.

     The following is a schedule by years of future minimum rental payments required under noncancelable operating leases with terms in excess of one year at December 31, 1994:
                                           1994
                                   ----------------------
                                   (Thousands of Dollars)

                        1995                $  886

                        1996                   907

                        1997                   869

                        1998                    12

                        1999                     0
                                            ------
                        Total               $2,674
                                            ======

     Rent expense totaled $829,562, $789,636 and $719,624 for 1994, 1993 and 1992, respectively.

                                          -39-
     Capital expenditures through 1997 are estimated to be $171.5 million of which $169.4 million is for Elizabethtown's and Mount Holly's utility plant and $1.1 million is for E'town's expenditures.

     Canal Road Water Treatment Plant
     In April 1994, following a competitive bidding process, Elizabethtown executed a lump-sum contract for the construction of the Canal Road Water Treatment Plant. The project is currently estimated to cost $100,000,000, excluding AFUDC. The Company has expended $38,393,301, excluding AFUDC of $2,018,698, as of December 31, 1994. Construction is expected to be completed in mid-1996.

     Joint Venture
     On March 9, 1995, the Corporation entered into a 3-year joint venture agreement with Applied Wastewater General Partnership (AWG) to form a New Jersey Limited Liability Corporation, Applied Watershed Management, L.L.C.(AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities in the western portion of Elizabethtown's service area. AWM intends to design, finance, engineer, construct, own, operate






                                              -40-
     and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM of up to $500,000 to finance AWM's working capital needs. AWG shall provide the substantial portion of the operations-related services, required to be performed by AWM. Either party may terminate the agreement at any time.

12.  PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS
     Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees. Under the Company's funding policy, the Corporation makes contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The components of the net pension costs (credits) are as follows:
                                                     1994     1993      1992
                                                    -------------------------
                                                      (Thousands of Dollars)

            Service cost--benefits earned
             during the year .....................  $1,068   $  913    $  857

            Interest cost on projected benefit
             obligation ..........................   1,960    1,986     1,846

            Return on Plan assets ................     944   (1,417)     (975)

            Net amortization and deferral ........  (3,881)  (1,666)   (2,246)
                                                    ------   ------    ------
            Net pension costs (credits) ..........  $   91   $ (184)   $ (518)
                                                    ======   ======    ======







                                               -41-
           Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below:

                                                            1994     1993
                                                        ---------------------
                                                        (Thousands of Dollars)

     Market value of Plan assets .....................     $30,981  $33,208
                                                           -------  -------
     Actuarial present value of Plan benefits:

     Vested benefits ...............................        20,864   20,793

     Non-vested benefits ...........................           158      226
                                                            ------   ------
     Accumulated benefit obligation ................        21,022   21,019

     Projected increases in compensation levels ....         5,733    6,641

     Projected benefit obligation ....................      26,755   27,660
                                                            ------   ------
     Excess of Plan assets over projected benefit

      obligation .....................................       4,226    5,548

     Unrecognized net gain ...........................      (1,374)  (2,425)

     Unrecognized prior service cost .................         453      541

     Unrecognized transition asset ...................      (2,434)  (2,701)
                                                            ------   ------
     Prepaid pension expense..........................      $  871   $  963
                                                            ======   ======

     The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:
                                                            1994      1993
                                                           ---------------
     Discount rate ...................................     8.00%     7.00%

     Compensation increase ...........................     5.50%     5.50%

     Rate of return on Plan assets ...................     8.50%     8.50%

     The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees.


                                        -42-
     Effective January 1, 1993, the Corporation adopted SFAS 106. Under SFAS 106, the cost of postretirement benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents rather than expensing these benefits on a pay-as-you-go basis for retired employees.

     Based upon an independent actuarial study, the transition obligation, calculated under SFAS 106, which the Corporation has not funded, was $7,255,745 as of January 1, 1993. The transition obligation is being amortized over 20 years. The following table details the unfunded postretirement benefit obligation at December 31, 1994 and 1993:
                                                   1994       1993
                                               ----------------------
                                               (Thousands of Dollars)

     Retirees                                     $2,457     $3,133

     Fully eligible Plan participants              5,134      5,458
                                                  ------     ------
     Accumulated postretirement benefit
       obligation                                  7,591      8,591

     Plan assets at fair value                       0          0

     Unrecognized net gain                         1,040       (683)

     Unrecognized transition obligation           (6,530)    (6,893)
                                                  ------     ------
     Accrued postretirement benefit
        obligation                                $2,101     $1,015
                                                  ======     ======

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1994, and for 1994, was 12%. This rate decreases linearly each successive year until it reaches 5% in 2003, after which the rate remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 and 1993 and for the years 1994 and 1993 was 8.0%, 7.0%,
                                        -43-

     7.0% and 8.5%, respectively. A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, and net postretirement service and interest cost by approximately $2,288,000 and $141,000, respectively.

     Based upon the independent actuarial study, referred to above, the annual postretirement cost calculated under SFAS 106 for 1994 is as follows:
                                                 1994         1993
                                               ----------------------
                                               (Thousands of Dollars)
     Service cost - benefits earned

       during the year                         $  376       $  254

     Interest cost on accumulated

       postretirement benefit obligation          596          605

     Amortization of transition obligation        363          363
                                               ------       ------
       Total                                    1,335        1,222

     Deferred amount for regulated

       companies pending recovery              (1,072)      (1,005)
                                               ------       ------
     Net postretirement benefit expense        $  263       $  217
                                               ======       ======

    The rate increase for the 1995 Stipulation includes as an allowable expense the pay-as-you-go portion of postretirement benefits as well as the current service cost, and requires that the current service cost be funded. The 1995 Stipulation allows Elizabethtown to defer the amount accrued in excess of these amounts for consideration in future rate cases. Mount Holly currently has BPU approval to defer the amount accrued in excess of the pay-as-you-go portion of its expenses calculated under SFAS 106. Generally accepted accounting principles permit this regulatory treatment, provided

                                        -44-
    deferrals are not accumulated for a period of more than five years. As of December 31, 1994, the amount that has been deferred is $2,077,051.

     Recovery of deferred postretirement costs will be requested in Elizabethtown's and Mount Holly's next base rate cases. Management believes that Elizabethtown and Mount Holly will recover the deferred postretirement costs in future rates.

13.  LEGAL MATTERS
     As reported during 1994, a developer asserted in a suit filed in 1991 against Elizabethtown that the Company failed to install facilities necessary to provide water service to a new development in a timely manner. The developer further asserted that this delay took place during a period of generally declining real estate values, thereby allegedly preventing the developer from selling his lots at more favorable prices. The developer alleged that his economic losses from the decline in real estate values were $4,000,000.

     In November 1994, the Company settled this matter by paying the developer $1,750,000. As part of the settlement, the developer agreed that part of this payment represented a refund of funds deposited under a main extension loan agreement for the construction of the facilities. In addition, the Company has applied a portion of the settlement against an insurance reserve. The effect on earnings is $932,203 or $605,932 net of federal income taxes. The Company will seek recovery from its insurance carriers.

     Several lawsuits have been filed against Elizabethtown and other parties in connection with a fire that occurred in a storage facility in December

                                        -45-
     1989 resulting in damage to property stored at that facility. The lawsuits allege that the water mains surrounding the industrial complex failed to provide an adequate flow of water necessary to fight the fire. The suits further allege that the Company was negligent in failing to ensure that sprinkler systems were operational prior to the fire, resulting in those sprinkler systems being without water at the time of the fire. Management cannot now predict the outcome of this litigation.

14.  QUARTERLY FINANCIAL DATA (Unaudited)
     A summary of financial data for each quarter of 1994 and 1993 follows:

                                                      Primary     Fully Diluted
                  Operating   Operating      Net    Earnings Per  Earnings Per
     Quarter      Revenues     Income      Income     Share           Share
     --------------------------------------------------------------------------
                (Thousands of Dollars Except Per Share Amounts)

     1994

      1st         $ 24,657     $ 5,513     $ 2,537     $ .45        $ .45

      2nd           25,208       5,807       2,965       .49          .49

      3rd           27,370       6,914       3,673       .56          .56

      4th           24,798       5,447       2,913       .45          .44
                  --------     -------     -------     -----        -----
      Total       $102,033     $23,681     $12,088     $1.95        $1.94
                  ========     =======     =======     =====        =====

     1993

      1st         $ 22,136     $ 5,357     $ 2,080     $ .42        $ .42

      2nd           24,865       6,618       3,437       .66          .64

      3rd           28,947       8,067       6,054      1.09         1.05

      4th           24,048       5,293       2,259       .42          .43
                  --------     -------     -------     -----        -----
      Total       $ 99,996     $25,335     $13,830     $2.59        $2.54
                  ========     =======     =======     =====        =====

     Water utility revenues are subject to a seasonal fluctuation due to normal increased consumption during the third quarter of each year.


                                        -46-








TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
  E'TOWN CORPORATION:

     We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 17, 1995, except for
the subsequent events discussed
in Notes 3 and 11 as to which the
dates are February 23, 1995
and March 9, 1995, respectively





                             -47-

Other Financial and Statistical Data

                                    1994        1993        1992        1991         1990
                                 ----------------------------------------------------------
Utility Plant (Thousands)
 Utility Plant--net ..........   $  437,456 $  373,293  $  347,253  $  319,421   $  297,577
 Construction Expenditures
  (excluding AFUDC)...........       69,981     32,517      33,293      27,732       27,301

Capitalization (Thousands)
 Shareholders' Equity ........      152,971    128,374     102,750      84,544      69,842
 Redeemable Preferred Stock ..       12,000     12,000      12,000      12,000      12,000
 Debt (l) ....................      177,115    154,448     161,541     169,648     176,078
 Total Capitalization ........   $  342,086  $ 294,822  $  276,291  $  266,192  $  257,920

Capitalization Ratios
 Common Stock ................           44%       44%         37%         32%         27%
 Preferred Stock .............            4%        4%          4%          4%          5%
 Debt (1) ....................           52%       52%         59%         64%         68%

Common Stock Data
 Earnings Per Share:
  Primary.....................   $     1.95 $     2.59  $     2.21  $     2.32  $     1.73
  Fully Diluted...............         1.94       2.54        2.18        2.28        1.73
 Dividends Per Share..........         2.04       2.01        2.00        2.00        1.98
 Book Value Per Share.........   $    23.17 $    22.76  $    21.14  $    20.21  $    19.50
 Average Shares Outstanding:
  Primary.....................    6,210,409  5,337,939   4,627,814   4,080,118   3,547,328
  Fully Diluted...............    6,519,352  5,651,808   4,950,768   4,413,178   3,547,328
 Number of Common Shareholders        6,218      5,240       4,832       3,965       3,491

Operating Statistics
 Revenues (Thousands)
  General Customers ..........       62,923 $   63,100  $   55,570  $   54,071  $   48,267
  Other Water Systems ........       18,082     17,187      15,080      14,082      12,947
  Industrial Wholesale .......        7,458      6,652       6,044       5,846       5,515
  Fire Service/Miscellaneous..       13,570     13,057      12,473      12,087      11,386
  Total Revenues .............      102,033 $   99,996  $   89,167  $   86,086  $   78,115

 Net Income ..................   $   12,088 $   13,830  $   10,231  $    9,485  $    6,139

 Water Sales - Millions of Gallons (mg)
  General Customers ..........       23,551     23,883      22,062      22,659      21,686
  Other Water Systems ........       15,691     15,109      14,118      13,811      14,379
  Industrial Wholesale .......        3,568      3,213       3,145       3,155       3,313
  System Use and Unaccounted For      6,570      5,453       5,843       6,368       5,854
  Total Water Sales ..........       49,380     47,658      45,168      45,993      45,232

 System Delivery by Source - mg
  Surface ....................       42,534     40,742      38,558      39,222      40,343
  Wells ......................        6,690      6,776       6,480       6,658       4,805
  Purchased ..................          156        140         130         113          84
  Total System Delivery ......       49,380     47,658      45,168      45,993      45,232

 Millions of Gallons Pumped:
  Average Day ................          135        131         123         126         124
  Maximum Day ................          182        191         159         169         155

General Information
 Meters in Service ...........      191,622    188,677     185,028     182,019     179,700
 Miles of Main ...............        2,828      2,800       2,738       2,694       2,647
 Fire Hydrants Served.........       15,291     14,909      14,400      13,987      13,555
 Total Employees .............          386        384         379         374         376

_________________________________________________________________________________________________
(1)Includes long-term debt, notes payable and long-term debt-current portion.

                                 -48-


 STOCK PRICE AND DIVIDEND DATA - E'town's Common Stock is traded on the New York Stock Exchange under the symbol ETW.

 1994

Quarter            1st             2nd             3rd             4th
-------          ------          ------          ------          ------
Closing Price
  Low:           $29.63          $26.13          $26.00          $23.50
  High:          $32.00          $30.00          $27.75          $27.13


Dividend Paid      $.51            $.51            $.51            $.51
-----------------------------------------------------------------------

  1993

Quarter            1st             2nd             3rd             4th
-------          ------          ------          ------          ------
Closing Price
  Low:           $27.63          $29.50          $29.88          $30.25
  High:          $30.88          $31.13          $35.75          $34.75


Dividend Paid      $.50            $.50            $.50            $.51
-----------------------------------------------------------------------